

03012554

SECURITIES ... EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED
FEB 2 6 2003
WASH. D.C. 165

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44222

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____01/01/02____ AND ENDING ____12/31/02____
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Belle Haven Investments, L.P.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED
MAR 2 8 2003
THOMSON
FINANCIAL

FIRM I.D. NO.

5 Greenwich Office Park
(No. and Street)

Greenwich   CT   06831
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kevin Cavanagh   (201) 629-4772
                                                           (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – if individual, state last, first, middle name)

3000 Marcus Avenue	Lake Success	NY	11042
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ___Kevin Cavanagh_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Belle Haven Investments, L.P.**_____ , as of ____December 31_____ , 20_02___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____Executive Vice President_____
Title

_Robert M Webb_____
Notary Public My Commission Expires June 30, 2003

is report ** contains (check all applicable boxes):
(a) Facing Page.
(b) Statement of Financial Condition.
(c) Statement of ~~XXXXXX(XXX)~~ Operations
(d) Statement of ~~Changes in Financial Condition~~ ~~XXXXXXXXXXXXXXXXXXXXXX~~ Cash Flows
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(o) Independent Auditors' Report on Internal Accounting Control.

or conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BELLE HAVEN INVESTMENTS, L.P.
124 West Putnam Avenue
Greenwich, CT 06830
Tel: (203) 629-3323   Fax: (203) 629-1842

* * * * * * * * * * * * * * * * *

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

* * * * * * * * * * * * * * * * *

BELLE HAVEN INVESTMENTS, L.P. AND SUBSIDIARY
(A LIMITED PARTNERSHIP)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash	$	291,584
Receivable from broker-dealers		62,422
Securities owned:		
Marketable, at market value		4,766,643
Not readily marketable, at estimated fair value		575,000
Accounts receivable		527,864
Interest receivable		14,976
Furniture, equipment and leasehold improvements, net		60,096
Other assets		461,353
	$	6,759,938

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:		
Payable to clearing broker	$	3,144,408
Bank loan payable		557,751
Note payable		40,000
Accrued expenses and other liabilities		442,108
		4,184,267
Liabilities subordinated to claims of general creditors		1,000,000
Commitments		
Partners' capital		1,575,671
	$	6,759,938

The accompanying notes are an integral part of this consolidated financial statement.

BELLE HAVEN INVESTMENTS, L.P. AND SUBSIDIARY
(A LIMITED PARTNERSHIP)

NOTES TO CONSOLIDATED FINANCIAL STATEMENT

1. **ORGANIZATION:**

Belle Haven Investments, L.P. (the "Company") is a full service broker-dealer registered with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc., specializing primarily in U.S. government, municipal and equity securities.

The Company operates under a clearance agreement with another broker whereby such broker assumes and maintains the Company's customer accounts. The Company is responsible for payment of certain customer accounts (unsecured debits), as defined in the agreement.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:**

Principles of Consolidation:

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, BH Sales & Marketing LLC ("Subsidiary"). BH Sales & Marketing LLC provides liquidation services to manufacturers with excess inventories. Income from this activity is reflected in income from other operations on the statement of operations. All material intercompany balances and transactions have been eliminated in consolidation.

Revenue Recognition:

Securities and commodities transactions and the related revenue and expenses are recorded on a trade-date basis. The net payable resulting from trade-date transactions not settled as of December 31, 2002 is combined with payable to clearing broker in the consolidated statement of financial condition.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned:

Trading and investment securities, consisting primarily of state and municipal obligations and corporate stocks, are carried at quoted market values, and securities not readily marketable are valued at fair value as determined by management at an amount not greater than cost. Unrealized gains or losses are reflected in trading revenue.

Accounts Receivable:

The Company uses the direct write off method to account for bad debts. This method does not materially differ from the allowance method.

Furniture, Equipment and Leasehold Improvements:

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of furniture and equipment is computed using the straight-line method over the estimated useful lives of the assets ranging from five to seven years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the improvements.

Merchandise Inventory:

Merchandise inventories are valued at the lower of cost (determined on a first-in first-out basis) or market. Merchandise inventory amounting to $328,915 is included in other assets on the consolidated statement of financial condition.

Income Taxes:

As a partnership, the Company is not itself liable for federal or state income taxes. Each partner is responsible to report separately his or her distributive share of partnership income or loss to tax authorities. It is currently anticipated that amounts to be withdrawn by the partners to meet their income tax liabilities will not significantly affect the financial condition of the Company. The Subsidiary is taxed as a partnership, and its distributive share of partnership income or loss is reportable on the Company's tax return.

Guaranteed Payments to Partners:

Guaranteed payments to partners that are intended as compensation for service rendered are accounted for as expenses of the Company rather than as allocations of partnership net income. Guaranteed payments that are intended as payments of interest on capital accounts are not accounted for as expenses of the partnership, but rather, as part of the allocation of net income.

3. **SECURITIES OWNED:**

Securities owned consist of trading and investment securities as follows:

State and municipal obligations	$ 4,413,204
Obligations of U.S. Government	44,806
Equities	308,633
	$ 4,766,643

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

At December 31, 2002, these securities at estimated fair values consist of the following:

Corporate stock	$ 550,000
Collateralized mortgage obligations	25,000
	$ 575,000

4. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS:

Furniture, equipment and leasehold improvements consist of the following:

Furniture and equipment	$ 308,924
Leasehold improvements	68,439
	377,363
Accumulated depreciation and amortization	317,267
	$ 60,096

5. BANK LOAN PAYABLE:

The Subsidiary has a $1,000,000 revolving line of credit with Fleet Bank that expires on January 30, 2003. The Company has received a ninety day extension to the maturity date in anticipation of renewal. Borrowings under the line bear interest at the bank's prime rate plus 1% per annum. The stated interest rate is 5.25% at December 31, 2002. Borrowings under the line are secured by all of the Subsidiary's assets and are personally guaranteed by partners of the Company. Advances against this line amounted to $557,751 at December 31, 2002.

6. NOTE PAYABLE:

The Company has entered into a forgivable promissory note with its clearing broker amounting to $40,000 bearing interest at 8% per annum, and payable in three annual installments of $13,333. Each annual installment of principle and interest shall be forgiven and deemed paid if the Company and its clearing broker have not terminated their clearing arrangement. Annual installments are due as follows:

Installment Due Date	Principal	Interest	Total
September 30, 2003	$ 13,333	$ 3,200	$ 16,533
September 30, 2004	13,334	2,133	15,467
September 30, 2005	13,333	1,067	14,400
	$ 40,000	$ 6,400	$ 46,400

7. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS:

At December 31, 2002, the Company had an outstanding loan in the amount of $1,000,000 under a subordination agreement. The loan bears interest at 8% per annum and matures on April 30, 2003. The loan is subordinated to claims of all general creditors and has been approved by the National Association of Securities Dealers, Inc. and is thus available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. In addition, the Company must satisfy the debt-equity ratio requirement that the ratio not exceed 70% for a period in excess of 90 days. At December 31, 2002, the Company's debt-equity ratio was 39%.

8. PAYABLE TO CLEARING BROKER:

The payable to clearing broker consists of the following:

Payable to clearing broker	$ 933,335
Transactions not yet due for settlement	2,211,073
	$ 3,144,408

9. NET CAPITAL REQUIREMENTS:

The Company is subject to the uniform net capital requirements of rule 15c3-1 of the SEC, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the broker-dealer is required to maintain defined minimum net capital to the greater of $100,000 or 1/15 of aggregate indebtedness, as defined. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2002, the Company had net capital, as defined, of $1,117,363, which exceeded its required net capital of $100,000 by $1,017,363. At December 31, 2002, the Company had aggregate indebtedness of $359,353. The ratio of aggregate indebtedness to net capital was .32 to 1.

10. LEASES:

The Company is obligated under an operating lease agreement for its office premises. The lease originally set to expire June 30, 2003 at an annual rental of $169,053 was extended through August 31, 2008 at a rate of $213,540. The lease is subject to escalation charges based on increases in real estate taxes and common area maintenance. Future minimum annual rental payments are as follows:

Year Ending
December 31,

2003	$	191,298
2004		213,540
2005		213,540
2006		213,540
2007		213,540
Thereafter (8 months)		142,360
	$	1,187,818

The Company has sublet some of its existing space to another company. The sublease is subject to escalation charges based on increases in real estate taxes and common area maintenance. The lease term expires June 30, 2004 with future minimum sublease income as follows:

Year Ending
December 31,

2003	$	72,900
2004 (6 months)		38,700
	$	111,600

11. SECTION 401(k) PLAN:

The Company sponsors a defined contribution plan under Section 401(k) of the Internal Revenue Code. The plan covers substantially all the Company's employees and provides for participants to defer salary up to maximum statutory limitations. The Company does not match employee deferrals.

12. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK:

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customers' funds and securities to the clearing brokers who carries all of the accounts of such customers. These activities may expose the Company to off-balance-sheet risk in the event that the customer and/or clearing broker is unable to fulfill its obligations. The Company does not maintain margin accounts for its customers and, therefore, there were no excess margin securities.

The Company's trading activities include the purchase and sale of commodities futures and option contracts. These transactions are executed at another broker and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The settlement of these transactions is not expected to have a material effect upon the Company's statement of financial condition.

The Company seeks to control off-balance-sheet risk by monitoring the market value of securities held in compliance with regulatory and internal guidelines.

The Company, as a part of its normal trading activities, assumes short positions in its inventory. The establishment of short positions exposes the Company to off-balance-sheet risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

The Company transacts its business with customers located throughout the United States.

In the normal course of business, the Company may have cash at banks in excess of federally insured limits and is exposed to the credit risk resulting from this concentration of cash. At December 31, 2002, the amount in excess of FDIC was approximately $274,000.

Approximately 91% of accounts receivable at December 31, 2002 were from one customer.

13. LETTER OF CREDIT:

In lieu of a security deposit for the rental of its Connecticut office, the Company obtained an irrevocable letter of credit. This letter of credit expires at the end of the lease on June 30, 2003. The aggregate amount available under this letter of credit is $38,658 through June 30, 2003.

Effective July 1, 2003 the letter of credit will be extended through August 31, 2008 to coincide with the lease extension. The new amount available under the letter of credit will be increased to $53,544.

* * * * * * * * * * * * * * * * * * * *

The Company's Statement of Financial Condition as of December 31, 2002 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* * * * * * * * * * * * * * * * * * *

INDEPENDENT AUDITORS' REPORT

To the Partners of
Belle Haven Investments, L.P.

We have audited the accompanying consolidated statement of financial condition of Belle Haven Investments, L.P. (a limited partnership) and Subsidiary (the "Company") as of December 31, 2002, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of Belle Haven Investments, L.P. and Subsidiary as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP
CERTIFIED PUBLIC ACCOUNTANTS

Lake Success, N.Y.
February 6, 2003